FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

   Item

1.	Consolidated Balance Sheets

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	October 24, 2003	By:	/s/ Salvador Milán Alcaraz

			Name:	Salvador Milán Alcaraz
			Title:	Chief Financial Officer

Item 1

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In millions of constant Chilean pesos of June 30, 2003 and thousands of U.S. dollars)

	At June 30,

	2002	2003	2003
ASSETS	MCh$	MCh$	ThUS$

Cash	498	473	677
Time deposits	336	1,702	2,434
Marketable securities	1,940	8,546	12,224
Receivables from Pension Fund	304	221	316
Receivables from Insurance companies	667	894	1,279
Receivables from State	35	41	59
Notes and accounts receivable from related companies	454	1,176	1,682
Commissions receivable	223	112	160
Miscellaneous debtors (net)	950	1,423	2,035
Accounts receivable	66	106	152
Inventories (net)	39	35	50
Recoverable taxes		237	339
Prepaid expenses	473	492	704
Deferred taxes	366	579	828
Other current assets	106	0	0

TOTAL CURRENT ASSETS	6,457	16,037	22,939

Mandatory investment - Fund type A	0	1,176	1,682
Mandatory investment - Fund type B	0	10,873	15,552
Mandatory investment - Fund type C	78,526	61,362	87,770
Mandatory investment - Fund type D	0	8,847	12,654
Mandatory investment - Fund type E	103	3,554	5,084

TOTAL MANDATORY INVESTMENT	78,629	85,812	122,742

Land	4,750	4,750	6,794
Buildings and construction	17,219	17,234	24,651
Equipment, furnitures and fixtures	2,682	2,520	3,605
Other fixed assets	7,451	7,987	11,424
(Less) Accumulated depreciation	(7,679)	(7,974)	(11,406)

PROPERTY, PLANT AND EQUIPMENT, NET	24,423	24,517	35,068

Investment in related companies	18,863	20,445	29,244
Goodwill (net)	84,320	79,009	113,012
Long term deferred tax	126	-	-
Other	1,106	1,162	1,662

TOTAL OTHER ASSETS	104,415	100,616	143,918

TOTAL ASSETS	213,924	226,982	324,667

	At June 30,

	2002	2003	2003
LIABILITIES	MCh$	MCh$	ThUS$

Bank borrowings	9,758	28,239	40,392
Dividends payable	199	234	335
Trade accounts payable	965	1,232	1,762
Notes and accounts payable to related companies	7,055	4,905	7,016
Accounts payable to National Health Care Fund	430	517	740
Pensions payable	61	141	202
Collections to be cleared	91	70	100
Accounts payable to insurance companies	504	2,909	4,161
Accruals	3,504	3,192	4,566
Withholdings	1,016	1,633	2,336
Withholdings from pensioners	991	1,097	1,569
Income tax	2,324	-	-
Deferred tax	222	95	136
Other current liabilities	142	189	270

TOTAL CURRENT LIABILITIES	27,262	44,453	63,585

Bank borrowings	6,771	3,392	4,852
Accounts payable to related companies	4,859	-	-
Long term deferred tax	1,836	2,915	4,169
Other long-term liabilities	1,096	942	1,347

TOTAL LONG-TERM LIABILITIES	14,562	7,249	10,368

MINORITY INTEREST	-	-	-

Paid-in capital	84,008	83,602	119,582
Price-level restatement	504	920	1,316
Additional paid-in capital	121	122	173
Other reserves	4,335	3,457	4,945
Retained earnings	83,132	87,179	124,698
Accumulated earnings	64,406	71,425	102,164
Net income for the period	18,726	15,754	22,534

TOTAL SHAREHOLDERS' EQUITY	172,100	175,280	250,714

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	213,924	226,982	324,667

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
(In millions of constant Chilean pesos of June 30, 2003 and thousands of U.S. dollars)

	For the six months ended
	At June 30,

	2002	2003	2003
	MCh$	MCh$	ThUS$

TOTAL OPERATING REVENUES	54,330	56,279	80,500

Fee income	48,174	48,892	69,934
Gain on mandatory investment	2,308	5,210	7,452
Other operating revenues	3,848	2,177	3,114

TOTAL OPERATING EXPENSES	(35,395)	(39,684)	(56,763)

Administrative personnel remuneration	(8,100)	(8,387)	(11,997)
Sales personnel remuneration	(3,503)	(4,302)	(6,153)
Directors remuneration	(91)	(41)	(59)
Marketing expenses	(288)	(402)	(575)
Data processing expenses	(356)	(359)	(513)
Administrative expenses	(3,737)	(4,352)	(6,225)
Depreciation for the period	(837)	(809)	(1,157)
Life and disability Insurance	(17,761)	(20,192)	(28,882)
Other operating expenses	(722)	(840)	(1,202)

OPERATING INCOME	18,935	16,595	23,737

NON OPERATING RESULTS:
Gain (loss) on financial investments	89	44	63
Equity participation income of related companies	5,583	4,887	6,990
Other non operating income	304	255	365
Amortization of goodwill	(2,515)	(2,500)	(3,576)
Interest expenses	(1,014)	(665)	(951)
Other non operating expenses	(106)	(202)	(289)
Price-level restatement	(297)	(848)	(1,213)
Exchange gain (loss) for exchange rate variation	335	345	493

NON OPERATING REVENUE	2,379	1,316	1,882

Income before income taxes and minority interest	21,314	17,911	25,619

Income taxes	(2,588)	(2,157)	(3,085)

Consolidated income	18,726	15,754	22,534
Minority interest	-	-	-

NET INCOME FOR THE PERIOD	18,726	15,754	22,534

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(In millions of constant Chilean pesos of June 30, 2003 and thousands of U.S. dollars)

	For the six months
	period ended
	June 30,

	2002	2003	2003
	MCh$	MCh$	ThUS$

Fee income	48,809	51,821	74,123
Gain on mandatory investments	629	45	63
Other operating revenues	1,692	2,743	3,924

TOTAL OPERATING REVENUES	51,130	54,609	78,110

Payroll expenses	(12,298)	(14,769)	(21,125)
Selling and marketing expenses	(256)	(118)	(169)
Data processing expenses	(409)	(21)	(30)
Administrative expenses	(3,709)	(9,832)	(14,062)
Life and disability Insurance expenses	(19,071)	(20,056)	(28,687)
Other operating expenses	(1,142)	32	46

TOTAL OPERATING EXPENSES	(36,885)	(44,764)	(64,028)

NET CASH FLOW FROM OPERATING ACTIVITIES	14,245	9,845	14,082

Bank borrowings	31,941	60,276	86,217
Other financing sources	(36)	(6,710)	(9,598)
Repayment of accounts due to related companies	-	(181)	(259)
Payments of bank borrowings	(31,096)	(43,193)	(61,782)
Dividends payable	(15,432)	(17,797)	(25,456)
Payments of loans due to related companies	(3,386)	2,503	3,580

NET CASH USED IN FINANCING ACTIVITIES	(18,009)	(5,102)	(7,298)

Sales of fixed assets	211	133	190
Sales of permanent investment	65	-	-
Sales of other investment	7,643	-	-
Sales of mandatory investment	1,311	920	1,316
Collection from accounts receivable from related companies	-	4,442	6,354
Other revenues from investments	299	7,689	10,998
Purchase of investment reserve	(1,638)	(2,127)	(3,042)
Investment in related companies	(1,215)	(1,170)	(1,674)
Additions to Premises and equipment	(476)	(458)	(655)
Accounts receivable from related companies	(827)	(5,052)	(7,226)
Other	(16)	(3)	(5)

NET CASH PROVIDED BY INVESTING ACTIVITIES	(5,357)	(4,374)	(6,256)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(In millions of constant Chilean pesos of June 30, 2003 and thousands of U.S. dollars)

	For the six months
	period ended
	June 30,

	2002	2003	2003
	MCh$	MCh$	ThUS$

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	1,593	9,117	13,041
EFFECT OF CHANGES IN THE PURCHASING POWER
OF THE CHILEAN PESO ON CASH AND CASH EQUIVALENTS	61	62	88
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	1,007	1,498	2,143

CASH AND CASH EQUIVALENTS - END OF THE PERIOD	2,661	10,677	15,272

DETAIL OF CASH AND CASH EQUIVALENTS AT BEGINNING AND
END OF THE PERIOD

CASH - BEGINNING OF THE PERIOD	1,007	1,498	2,143

Cash	692	788	1,127
(Net)Time deposits	171	679	971
(Net) Marketable securities	144	31	45

CASH - END OF THE PERIOD	2,661	10,677	15,272

Cash	498	473	677
(Net)Time deposits	336	1,702	2,434
(Net) Marketable securities	1,827	8,502	12,161

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
FOR THE PERIOD	1,654	9,179	13,129

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(In millions of constant Chilean pesos of June 30, 2003 and thousands of U.S. dollars)

	For the six months
	period ended
		June 30,

	2002	2003	2003
	MCh$	MCh$	ThUS$
RECONCILIATION BETWEEN NET INCOME AND OPERATING
CASH FLOW
Net Income for the period	18,726	15,754	22,534

Result from sale of assets	(3)	(8)	(11)

(Gain) loss from sale of assets	-	(8)	-
(Gain) loss from sale of investment	(3)	-	(11)

ADJUSTMENTS TO RECONCILE NET INCOME FOR THE PERIOD
TO NET CASH PROVIDED BY OPERATING ACTIVITIES	(2,797)	(1,177)	(1,684)

Depreciation and amortization for the period	837	809	1,157
Loss on mandatory investment	(2,308)	(5,210)	(7,453)
Equity in losses of related companies	-	429	614
Accrued fee income	635	2,930	4,191
Life and disability insurance expenses	(1,311)	136	195
Equity in income of affiliated companies	(5,583)	(5,285)	(7,560)
Amortization of goodwill	2,515	2,500	3,576
Price-level restatement	238	848	1,213
Exchange gain (loss)	-	(345)	(493)
Other operating funds	2,423	-	-
Other (credits) charges to income which do not represent cash flows	(243)	2,011	2,876

DECREASE (INCREASE) IN CURRENT ASSETS	11	(1,900)	(2,718)

Accounts receivable from Pension Fund, Insurance companies and state	(546)	(69)	(99)
Fee receivable	(95)	-	-
Inventories (net), recoverable taxes, prepaid expenses and deferred taxes	-	9	13
Other current assets	652	(1,840)	(2,632)

DECREASE IN CURRENT LIABILITIES	(1,692)	(2,824)	(4,039)

Notes payable, accounts payable and miscellaneous creditors	1,813	(933)	(1,334)
Collection to be cleared, accrued reimbursements collections to employers and
affiliates for payments in excess	-	(6)	(9)
Accounts payable to National Health Care, Pension Fund, Insurance
companies	(3,561)	(938)	(1,342)
Income tax	-	95	136
Pensions payable	-	96	137
Other current liabilities	56	(1,138)	(1,627)

NET CASH PROVIDED BY OPERATING ACTIVITIES	14,245	9,845	14,082

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In millions of constant Chilean pesos of June 30, 2003)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. General - The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile ("Chilean GAAP") as supplemented by regulations issued by the Superintendencia de Administradoras de Fondos de Pensiones (Superintendency of Pension Fund Administrators - "SAFP") and the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance - "SVS").

b. Basis of Consolidation - The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. (“Provida”) and its 99.9999% owned subsidiary, Provida Internacional S.A. and 99.99999% of the indirect subsidiary AFP Génesis (Ecuador). All significant transactions and balances between the companies have been eliminated in consolidation.

c. Regulation and Industry Segment - The sole object of Provida is to administer Fondos de Pensiones Provida ("the Pension Funds Types A, B, C, D and E"), a defined contribution pension fund and to administer the provision of related benefits, in accordance with Decree Law 3,500 and modifications. Accordingly, Provida is regulated by the SAFP. As of 1994, in accordance with Laws 19,031 and 18,876, Provida is allowed to create subsidiaries and to invest in companies that act as depositories of securities.

d. Price-Level Restatements - All amounts in the financial statements and notes are expressed in constant Chilean pesos of June 30, 2003 purchasing power, unless otherwise stated.

The financial statements have been price-level restated in accordance with accounting principles generally accepted in Chile in order to reflect the effect of the changes in the purchasing power of the Chilean peso during each period. For this purpose, shareholders' equity and non-monetary assets and liabilities and the income statement amounts have been restated in terms of period-end constant Chilean pesos. The resulting net charge to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation.

In accordance with Chilean GAAP, the restatements were calculated based on the official Consumer Price Index published by the National Institute of Statistics which was 2.1% and 3.5% for the periods ended June 30, 2002 and 2003, respectively.

For comparative purposes, the financial statements as of June 30, 2002 have been restated in terms of constant Chilean pesos of June 30, 2003 purchasing power. The restatement does not change the prior periods' statements in any way except to update the amounts to constant Chilean pesos of June 30, 2003 purchasing power.

Such price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement amounts in terms of Chilean pesos of the same purchasing power and to include in net income for each period the net loss or gain resulting from the holding of monetary assets and liabilities exposed to the effects of inflation.

e. Foreign Currency - Foreign currency assets and liabilities are translated into Chilean pesos at the observed (inter-bank) rate reported by the Central Bank of Chile at the end of each period. The rates are as follows, expressed in historical Chilean pesos per United States dollar:

June 30, 2002	Ch$688.05
June 30, 2003	Ch$699.12

f. Financial Investments

Time deposits: Are stated at cost plus accrued interest and UF or US dollar indexation adjustments, as applicable.

Marketable securities: The company, as part of its trading activities maintains marketable securities, which mainly consist of recognition bonds, mutual fund shares, and companies’ bonds which are recorded lower of fair value or cost. Unrealized gains and losses are recorded in income.

Mandatory Investments: Provida must achieve a minimum return on the Pension Funds’ assets, as required by D.L. 3,500, or compensate for any shortfall. To ensure the maintenance of the Funds’ Value, Provida is required to maintain a 1% investment in the amount of the corresponding pension fund which is a requirement of Chilean law. In addition to this amount, the company may maintain up to 0.02% further as an investment in the Pension Funds’ assets, which is presented as other current assets. Should the minimum return by fund not be maintained, the Company may use the proceeds from its mandatory investments to reimburse the pension fund for the shortfall.

g. Property, Plant and Equipment - Property, plant and equipment are valued at price-level restated cost. Depreciation has been determined using the straight-line method over the estimated useful lives of the assets.

Capital lease assets are recorded at present value, which is calculated using the contracted monthly installments plus the purchase option at the interest rate implicit in the respective contract. The related obligations are included in "Other current liabilities and Other long-term liabilities" in the Consolidated Balance Sheets, net of deferred interest costs. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

Capital lease assets are depreciated using the straight-line method over the estimated useful lives of the assets.

h. Investments in Related Companies - Investments in related companies are included in other assets using the equity method, when there is significant influence over the affiliate. This valuation method recognizes in income the Company’s equity participation in the net income or loss of each investee on an accrual basis, after eliminating intercompany transactions. Changes in shareholders’ equity that do not affect the income of the related companies are recorded as direct charge to retained earnings, other reserves or accumulated deficit in development stage, where applicable. Under Chilean GAAP, significant influence is presumed to exist when the investment represents more than 10% and less than or equal to 50% of the investee’s outstanding shares.

i. Goodwill - Goodwill results from differences between the carrying value of assets and liabilities acquired and the acquisition cost at the purchase date. Amortization is determined by the estimated period of the investment return using the straight-line method over a maximum of 20 years.

j. Income Tax and Deferred Taxes - Provida recognizes its income tax obligations in accordance with the tax laws of the respective countries in which it operates. Deferred taxes arising from those items which are treated differently for tax and book purposes have been recorded as established in Boletín Técnico No. 60 (Technical Bulletin No. 60, or “BT60”) of the Chilean Institute of Accountants, as amended. Additionally and according to the Technical Bulletin No 71 starting 2001, deferred taxes are accounted applying the income tax rate of the year that is going to be reversed the temporary difference originated.

k. Revenue Recognition - Fee income from the Pension Fund is recognized when all the activities relating to the administration of the Pension Fund have been completed. In accordance with instructions issued by the SAFP, fee income is not recognized for the Pension Funds' individual account administration until the contributions have been deposited.

l. Employee Vacations - The cost of employee vacations is recorded on a monthly accrual basis.

m. Convenience Translation to US Dollars - Provida maintains its accounting records and prepares its financial statements in Chilean pesos, the currency of the country in which the Company is incorporated and operates. The translation of Chilean pesos amounts into U.S. dollar amounts has been made solely for the convenience of readers outside Chile. The Chilean pesos amounts have been translated at the current exchange rate in effect at June 30, 2003 (Ch$699.12 = US$1). Such translations should not be construed as a representation that Chilean pesos amounts could be converted into U.S. dollars at the above or any other rate.

n. Cash and Cash Equivalents - The Company and its subsidiaries have considered cash and cash equivalents to be all cash and investments defined under Technical Bulletin 50.

Cash flows from operating activities include all cash flows from operations, including fees from clients, payments to suppliers and personnel remuneration. In addition to the above, cash flows related to taxes, interest paid, financial income and in general all cash flows not otherwise defined as financing or investing activities are considered to be operating in nature. This concept is broader than the operating income used in the consolidated statement of income.

2.	FINANCIAL INVESTMENTS

Provida must achieve a minimum return on the Pension Funds assets (Types A, B, C, D and E), as required by Decree Law 3,500, or make up any shortfall. To guarantee this contingent liability, Provida must maintain investments named Mandatory Investments equivalent to 1% of the amount of such Pension Funds, that should be maintained in shares of each fund.

At June 30, 2002, the reserve was composed of 7,027 thousand shares of the Pension Fund Type C and 7,825 shares of the Pension Fund Type E ( formerly type 1 & 2, respectively) which equaled Ch$78,526 million and Ch$103 million, respectively. At June 30, 2003, the reserve was composed of 100 thousand units of the Pension Fund Type A which equaled Ch$1,176 million, 985 thousand units of the Pension Fund Type B which equaled Ch$10,873 million, 5,169 thousand units of the Pension Fund Type C which equaled Ch$61,362 million, 829 thousand units of the Pension Fund Type D which equaled Ch$8,847 million and 253 thousand units of the Pension Fund Type E which equaled Ch$3,554 million, respectively.

Financial investments are as follows:

	At June 30,
	2002	2003
	MCh$	MCh$
Marketable securities:
Time deposits	336	1,702
Recognition Bonds	151	97
Mutual funds	1,754	8,427
Commercial Papers	20	22
Bonds	15	-

Total	2,276	10,248

Mandatory Investments:
Pension Fund Type A	-	1,176
Pension Fund Type B	-	10,873
Pension Fund Type C	78,526	61,362
Pension Fund Type D	-	8,847
Pension Fund Type E	103	3,554

Total	78,629	85,812

3.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	At June 30,
	2002	2003
	MCh$	MCh$

Land	4,750	4,750
Buildings	17,219	17,234
Equipment, furniture and fixtures	2,682	2,520
Other fixed assets	7,451	7,987
Accumulated depreciation	(7,679)	(7,974)

Property, plant and equipment - net	24,423	24,517

4.	INVESTMENTS IN RELATED COMPANIES

Investments in related companies consist of the following:

	At June 30,

	Participation		Book value		Equity in income (loss)

	2002	2003	2002	2003	2002	2003
	%	%	MCh$	MCh$	MCh$	MCh$

AFPC Porvenir (Colombia)	20.00	20.00	8,656	7,402	1,258	856
Afore Bancomer (México)	7.50	7.50	4,445	5,864	3,047	2,810
AFP Horizonte (Perú)	15.87	15.87	2,095	2,430	1,036	1,176
AFP Crecer (El Salvador)	19.00	19.00	2,876	3,659	385	443
Servicios de Adm
Previsional S.A. (Chile)	37.80	37.80	66	216	(168)	(195)
SAFC de Chile S.A. (Chile)	-	37.80	480	630	-	(234)

Total			18,618	20,202	5,558	4,856

Inversiones DCV (Chile)	23.14	23.14	244	243	25	32

Total investments			18,863	20,445	5,583	4,888

5.	SHAREHOLDERS' EQUITY

Changes in shareholders’ equity accounts during the six-month periods ended June 30, 2002 and 2003, are as follows (in historical amounts, with restatements of ending balances for comparative purposes):

						Accumulated
		Price	Additional			deficit in	Net		Total
	Paid-in	level	paid-in	Other	Retained	development	income for	Interim	shareholders
	capital	restatement	capital	reserves	earnings	stage	the period	dividends	equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances, December 31, 2001	81,167		116	2,892	56,565	(4,365)	32,359	(7,769)	160,965
Transfer of 2001 net income					24,590		(32,359)	7,769	-
Dividend					(14,952)				(14,952)
Absorption of deficit during									-
development stage									-
Accumulated deficit in									-
development period					(4,365)	4,365
Accumulated deficit in									-
development period
Interim dividends									-
Accumulated translation									-
adjustment of foreign affiliates				1,279		4			1,283
Price level restatement		487	1	17	390	(4)			891
Net income for the period							18,093		18,093

Balances as of June 30, 2002	81,167	487	117	4,188	62,228	-	18,093	-	166,280

Restated to constant Chilean
pesos of June 30, 2002	84,008	504	121	4,334	64,406	-	18,726	-	172, 099

Balances, December 31, 2002	83,602		120	4,918	63,731		34,007	(9,425)	176,953
Transfer of 2002 net income					24,582		(34,007)	9,425	-
Interim dividends									-
Dividend					(17,930)				(17,930)
Absorption of deficit during									-
development stage									-
Accumulated translation									-
adjustment of foreign affiliates				(1,515)					(1,515)
Price level restatement		920	2	54	1,042				2,018
Net income for the period							15,754		15,754

Balances as of June 30, 2003	83,602	920	122	3,457	71,425	-	15,754	-	175,280

Common stock: Provida’s subscribed and paid-in capital is represented by 331,316,623 no-par-value common shares.

Dividends: Dividends may only be paid out of earned income as determined in accordance with Chilean GAAP. Unless the General Meeting of Shareholders resolves otherwise by the unanimous vote of all issued shares, Chilean law requires that Provida distribute as cash dividends at least 30% of the net income of the preceding year. The Board of Directors determined that, subject to annual review, dividends will be in an amount equal to 30% up to 80% of each year’s net income.

However, Provida cannot distribute as dividends the part of earnings generated by investee companies, which should be allotted to cover the balance of the account “Development Period Accumulated Deficit” of the respective companies. In the year 2002 the balance of this account was offset against results in related companies.

Accumulated deficit in development stage : this amount represents the organization and startup expenses incurred by the foreign affiliated companies. Such expenses were recorded in equity following instructions issued by the SAFP. The deficit in each affiliated company is offset by the net income generated by the corresponding foreign affiliated companies. At June 30, 2003, this account is zero.

6.	FEE INCOME

Provida receives fee income from the Pension Funds for the services it provides. Fees are charged only when there is a deposit in an affiliate's account. From January to June 2002 and 2003, the fixed fee on each account was Ch$390 per month, and the variable fee was 2.25 % from January to June 2002 and 2003, except for affiliates who do not qualify for the life and disability insurance who are subject to a variable fee of 1.4% per month for the periods ended June 30, 2002 and 2003.

Fee income received consist of the following (expressed in historical pesos plus price-level restatement of the balances to constant Chilean pesos of June 30, 2003):

	Fund Type A		Fund Type B		Fund Type C
	For the six-month		For the six-month		For the six-month
	period ended		Period ended		period ended
	June 30,		June 30,		June 30,

	2002	2003	2002	2003	2002	2003
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fixed Fees		59		1,350	3,148	1,373
Variable Fees:
Dependent affiliates		1,022		17,519	44,553	21,432
Variable Fees on programmed
Retirements and temporary pensions					395	302
Other fee income		4		6	67	90

Total	-	1,085	-	18,875	48,164	23,197

	Fund Type D		Fund Type E
	For the six-month		For the six-month
	period ended		Period ended
	June 30,		June 30,		Total

	2002	2003	2002	2003	2002	2003
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fixed Fees		297		66	3,148	3,145
Variable Fees:
Dependent affiliates		3,942	7	1,320	44,560	45,235
Variable Fees on programmed
Retirements and temporary pensions		57	3	42	398	401
Other fee income		6	1	5	68	111

Total	-	4,302	10	1,433	48,174	48,892

7.	INCOME TAX

Income taxes have been charged to income as follows:

	For the six-month
	Period ended June 30,

	2002	2003
	MCh$	MCh$

Provision for first category income taxes	3,765	3,573
Adjustment tax expense (of prior year)	-	262
Deferred income tax effect	(1,413)	(88)
Amortization of complementary accounts	167	292
Credit to provision for first category income taxes		(1,883)
Tax provision for Genesis Ecuador	68	-
Other	1	1

Income tax	2,588	2,157

8.	PRICE-LEVEL RESTATEMENT

Price-level restatement (monetary correction), described in Note 1d, charged (credited) to income is as follows:

	For the six-month
	period ended June 30,
	debit (credit)

	2002	2003
	MCh$	MCh$

Shareholders' equity	(922)	(2,018)
Investment in related companies	592	1,220
Other assets	110	13
Premises and equipment	186	335
Liabilities	(125)	(212)
Other liabilities	(11)	(56)
Accumulated depreciation	(38)	(75)
Income statement amounts	(89)	(55)

Net revenue (income) from changes in the purchasing
power of the Chilean pesos	(297)	(848)

For practical reasons, the price-level restatement of trading and reserve securities is not computed separately from the holding gain or loss on such securities and is included in such gain or loss. Accordingly, the net loss from changes in purchasing power of the currency does not include the gain that would have been separately recognized if price level restatement on trading and reserve securities had been computed separately prior to restating trading securities to fair values and Pension Funds shares to period-end values.

9.	RELATED PARTY TRANSACTIONS

Provida has transactions with companies that are under common ownership (BBVA Pensiones Chile S.A.) and other related companies.

Significant transactions with related companies in the six- month period ended June 30, 2002 and 2003 are summarized as follows:

				Effect on income
		Amount of transactions		Gain (loss)

		2002	2003	2002	2003
		MCh$	MCh$	MCh$	MCh$
	Related party and type of transaction

	BBVA Pensiones Chile S.A.:
	Borrowings	11,899	4,868	(416)	(104)
	Rental of facilities	18		18

	BBVA S.A. Oficina de Representación Chile:
	Rental of facilities	9	9	9	9

	BBVA Corredores de Bolsa, BHIF S.A.:
	Financial services	30	27	(30)	(27)

	Servicio de Administración Previsional S.A.:
	Electronic collection services	1	7	(1)	(7)
	Accounts receivable	-	226	-	6

	Administradora de Fondos de Cesantía Chile S.A
	Servicios de Apoyo Tecnológico	-	226	-	226

10.	COMMITMENTS AND CONTINGENCIES

a. Disability, Survivors' and Annuity Pensions - Annuities or pensions payable under life and disability insurance that were granted prior to 1988 are the responsibility of the insurance company that granted those benefits. If the insurance company fails to meet its contractual obligations, the State will guarantee those pensions on the basis of certain minimum incomes. For annuities or pensions that exceed those minimums, the State guarantee will cover approximately 75% of the excess for a maximum of UF 45 and Provida will have to cover the balance.

In the event that the insurance company were to default on its obligations, Provida's maximum contingency would be approximately MCh$20.460 at June 30, 2003. This contingency is estimated on the basis of a life expectancy of 28 years for pensioners, a 5% annual discount rate and the State guarantee described above. The pensioners' claims against the insurance company would be privileged.

b. Insurance Contracts - Provida has purchased life and disability insurance from , ING Seguros de Vida S.A (formerly Aetna Chile Seguros de Vida S.A). The policies establish that the stated premiums will be adjusted based on formulas that take into account the actual rate of claims received and monthly and advances of financial income from insurance companies.

Provida has received refunds from ING Seguros de Vida S.A on the following disability and survivors' insurance policies:

	Period ended
	June 30,

	2002	2003
	MCh$	MCh$
Contract period:
August 1995-July 1997	354	-
August 1997-July 1999	1,379	400
August 1999-July 2001	-	-
August 2001-July 2003	-	-

Total rebates	1,733	400

Additional settlements on ING Seguros de Vida S.A. (Former Aetna Chile Seguros de Vida S.A.) contracts whose coverage period is complete are provided for partial settlements through June 30, 2006. The current contract with ING Seguros de Vida S.A. provides for periodic settlements through June 30, 2008. The amounts to be received cannot be determined currently.

c. Lawsuits - Provida is subject to certain claims and is a party to certain legal proceedings incidental to the normal course of its business. Provida does not believe that liabilities related to such claims and proceedings are likely to have, in the aggregate, a material effect on its financial condition or results of operations.

In 1993, 1995 and 1997 the labor union which represents certain Provida employees filed actions against Provida on behalf of the union members during 1990, 1991, 1992, 1993, 1994 and 1995. The action, which was filed in the Labor Court of Santiago, alleges certain miscalculations of payment of legally and contractually required profit sharing in those periods. According to Provida’s legal advisors, none of these lawsuits would have a material impact on Provida s financial position.

Provida has initiated a lawsuit against Banco del Estado de Chile, claiming damages for the losses suffered by Provida and the Pension Fund when in 1986, the bank made extraordinary curtailments of mortgage-backed bonds in violation of the applicable legal and contractual statutes. In a subsequent action, Provida filed a demand for payment based on Law No.18,010.

At the close of June 2003, 22 labor actions have been brought by former employees against the Company, filed with several courts in the country. These labor actions seek the payment of approximately MCh$322. However, in the opinion of Provida’s legal advisors, these actions will not result in relevant unfavorable effects on the results of the Company.

d. Derivative financial instruments - At June 30, 2003 and 2002 there are no current sale agreements or agreements for instruments sold with repurchase agreement.

e. Future contracts (exchange insurance) – At the end of 2002, the Administrator has future contracts or exchange insurances in force, as shown in Note N°44. During the period, future contracts or exchange insurances implied recognizing in “Exchange difference” (code 32,250) losses for ThCh$ 3,864 in 2003 and income for ThCh$ 10,721 in 2002.

f. Unpaid social securities – Social securities not duly paid from October 10, 1982, must be declared by employers to the Administrator in accordance with Law 18.646 of August 19, 1987. The amounts for unpaid social securities filed correspond to the total unpaid amount from the date indicated by the Law until June 30, 2003 and 2002, respectively. In addition, the amount of social securities not filed or paid by employers was estimated based on affiliates with positive balances in their Consolidated capitalization accounts, which record unpaid periods in the last 32 months. Such figure was corrected by the Official Unemployment Index, and readjusted and increased by interests.

g. Investment abroad – As a consequence of the implementation of pension systems in other Latin American countries based on individual capitalization, AFP Provida like other administrators is participating in these projects through capital contributions and sale of software.

At year-end, the Administrator keeps investments through its subsidiary Provida Internacional S.A. as follows: in AFP Horizonte (Peru) with a share over paid-in capital of 15,87% and an investment of US$4,096,919; in AFPC Porvenir (Colombia) with a 20.00% ownership and an investment of US$7,017,220; in Génesis AFP (Ecuador) with a 99.999994% ownership and an investment of US$2,855,282; in Afore Bancomer (Mexico) with 7.50% ownership and an investment of US$66,263,572; and in AFP Crecer (former AFP Porvenir of El Salvador) with a 19.00% ownership and an investment of US$4,338,885.

11.	SUBSEQUENT EVENTS

By Resolution N°0029 of August 25, 2003, the Superintendency of Pension Funds Administrators applied a penalty of UF100 to the Administrator for breaking the current regulation related to investment limits for equity securities in a Pension Fund.

Mr. José Madariaga Lomelín, Director of the Administrator, presented his resignation at July 22, which was accepted by the Board of Directors. The Board agreed to designate Mr. José María Ayala Vargas in replacement of the aforementioned resigned director at the same date.

According to the Administration, there are no other events or circumstances after the end of the period and until the date of issue of these financial statements that may significantly affect the financial statements of AFP Provida.

* * * * * *